O’Melveny & Myers LLP	T: +1 212 326 2000
Times Square Tower	F: +1 212 326 2061
7 Times Square	omm.com
New York, NY 10036-6537

November 15, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Confidential Submission of Draft Registration Statement on Form S-1 for Surf Air Mobility Inc.

To Whom It May Concern:

On behalf of our client, Surf Air Mobility Inc., a Delaware corporation (the “Company”), we are hereby confidentially submitting the Company’s draft registration statement on Form S-1 (the “Registration Statement”) as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and pursuant to Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the staff of the U.S. Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement.

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company is omitting from the Registration Statement its unaudited consolidated financial statements as of September 30, 2022 and for the nine months ended September 30, 2022 and 2021, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated listing.

As requested by the Staff, the Company is submitting this request for confidential treatment by filing this letter electronically using submission type DRSLTR and is not separately sending paper copies of this request and the materials to the Division of Corporation Finance.

If you have any questions regarding the Registration Statement, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com or Tai Vivatvaraphol by telephone at 212-728-5937 or via e-mail at tvivatvaraphol@omm.com.

Sincerely,

/s/ Jeeho Lee

Enclosures

cc:	Sudhin Shahani, Co-Founder and Director, Surf Air Mobility Inc.
Deanna White, Chief Financial Officer, Surf Air Mobility Inc.
Carl Albert, Chairman, Surf Air Mobility Inc.
C. Brophy Christensen, Partner, O’Melveny & Myers LLP
Tai Vivatvaraphol, Counsel, O’Melveny & Myers LLP

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